Press Information

December 16, 2016

Philips provides periodic update on its share repurchases and announces completion of cancellation of shares

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported the transaction details related to the repurchases of its own common shares made in the period from December 9, 2016 up to and including December 15, 2016.

These repurchases were made under the repurchase program to cover long term incentive and employee share purchase plans. Further details can be found in the table below and via this link.

Date	Total number of	Weighted average purchase price (EUR)
	repurchased shares
December 9, 2016	30,000	27.7828

December 12, 2016	85,000	27.7189

December 13, 2016	120,000	28.1195

December 14, 2016	40,000	28.0088

December 15, 2016	25,000	28.2581

In addition, Philips has completed the cancellation of 18,829,985 of its shares. The cancelled shares were acquired from November 21, 2015, up to and including October 20, 2016, as part of Philips’ EUR 1.5 billion share repurchase program that started on October 21, 2013, and was completed in October 2016. The average repurchase price of the cancelled shares was EUR 23.89 per share.

Currently, Philips’ issued share capital amounts to 929,644,864 shares.

For further information, please contact:

Ben Zwirs
Philips Group Communications
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Tel.: +31 20 5977447
E-mail: investor.relations@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.